Exhibit (a)(1)(E)

Form of Email Notification of Receipt of Elections to Participate

To:

This is to acknowledge receipt of your Election to Participate with respect to the exchange of certain of your stock options for shares of restricted stock according to the Offer to Exchange that was transmitted to you on May             , 2009.

This acknowledgment should not, however, be construed to imply that Mercury has accepted your stock options for exchange. Our obligation to accept tendered eligible options is subject to the terms and conditions set forth in the Offer to Exchange. Additional copies of the Offer to Exchange are available on the Source at HR ONE SOURCE, 2009 Stock Option Exchange.

For additional information or assistance, you should send your request by email to MCSStockOptionExchange@mc.com.